

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 23, 2009

Mr. Mike Ulrich
Vice President
Eastern American Natural Gas Trust
The Bank of New York Mellon Trust Company, N.A. Trustee
Global Corporate Trust
919 Congress Avenue Suite 500
Austin, Texas 78701

> **Re:** **Eastern American Natural Gas Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 1-11748**

Dear Mr. Ulrich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director